Mail Stop 3561

March 12, 2010

Frank F. Khulusi, Chief Executive Officer
PC Mall, Inc.
2555 West 190th Street, Suite 201
Torrance, California 90504

       Re: PC Mall, Inc.
              Form 10-K for the Year Ended December 31, 2008, as amended
              Filed March 16, 2009
              File No. 0-25790

Dear Mr. Khulusi:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director

cc: Craig Mordock, Esq.
        Bingham McCutchen
        Via Facsimile